STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

SHORT FORM STANDING

NVIASOFT CORPORATION
0450153484

I, the Treasurer of the State of New Jersey, do hereby certify that the above-named NJ Foreign For-Profit Corporation (FR) was registered by this office on Thursday, March 23, 2017.

As of the date of this certificate, said business continues as an active business in good standing in the State of New Jersey, and its Annual Reports are current.

I further certify that the registered agent and registered office are:

BERNARD GARCIA
668 NORTH BROAD STREET
UNIT A-8
ELIZABETH , NEW JERSEY 07208

*IN TESTIMONY WHEREOF, I have
hereunto set my hand and
affixed my Official Seal
23rd day of March, 2017*



Ford M. Scudder
State Treasurer

Certificate Number : 4030696399
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Ve
rify_Cert.jsp

STATE OF NEW JERSEY
DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

FILING CERTIFICATION (CERTIFIED COPY)

NVIASOFT CORPORATION
0450153484

I, the Treasurer of the State of New Jersey, do hereby certify, that the above-named did file and record in this department the below listed document(s) and that the foregoing is a true copy of the formation certificate as the same is taken from and compared with the original(s) filed in this office on the date set forth on each instrument and now remaining on file and of record in my office.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal 23rd day of March, 2017


THE GREAT SEAL OF THE STATE OF NEW JERSEY
LIBERTY AND PROSPERITY
1776

Ford M. Scudder
State Treasurer

Certificate Number : 4030696399
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

CERTIFICATE OF AUTHORITY

NVIASOFT CORPORATION
0450153484

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 03/05/2014
FILED 12:00 PM 03/05/2014
SRV 140290643 - 5492995 FILE

CERTIFICATE OF INCORPORATION

OF

nVIASoft Corporation

FIRST. The name of the corporation is nVIASoft Corporation

SECOND. The corporation's registered office in the State of Delaware is located at 1521 Concord Pike, Suite 301, Wilmington, DE 19803 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the corporation shall have the authority to issue is 75,000,000 shares of Common Stock, and the par value of each of such shares is $0.001.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Continued on next page ...

CERTIFICATE OF AUTHORITY

NVIASOFT CORPORATION
0450153484

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: February 28, 2014

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

Continued on next page ...

NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF AUTHORITY

NVIASOFT CORPORATION
0450153484

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 03/05/2014
FILED 12:00 PM 03/05/2014
SRV 140290643 - 5492995 FILE

CERTIFICATE OF INCORPORATION

OF

nVIASoft Corporation

FIRST. The name of the corporation is nVIASoft Corporation

SECOND. The corporation's registered office in the State of Delaware is located at 1521 Concord Pike, Suite 301, Wilmington, DE 19803 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the corporation shall have the authority to issue is 75,000,000 shares of Common Stock, and the par value of each of such shares is $0.001.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Continued on next page ...

CERTIFICATE OF AUTHORITY

NVIASOFT CORPORATION
0450153484

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: February 28, 2014

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF AUTHORITY

NVIASOFT CORPORATION
0450153484

The above-named FOREIGN FOR-PROFIT CORPORATION was duly filed in accordance with New Jersey State Law on 03/23/2017 and was assigned identification number 0450153484. Following are the articles that constitute its original certificate.

1. **Name:**
   NVIASOFT CORPORATION

2. **Registered Agent:**
   BERNARD GARCIA

3. **Registered Office:**
   668 NORTH BROAD STREET
   UNIT A-8
   ELIZABETH , NEW JERSEY 07208

4. **Business Purpose:**
   INFORMATION TECHNOLOGY PROVIDER (SOFTWARE, HARDWARE)
   See attached for continuation of Business Purpose

5. **Incorporated Under the Laws of:**
   DELAWARE ON 02/28/2014

6. **Effective Date of this filing is:**
   03/23/2017

7. **Main Business Address:**
   211 WARREN STREET
   2(O)
   NEWARK, NEW JERSEY 07103

   Signatures:
   BERNARD D. GARCIA
   PRESIDENT



IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal 23rd day of March, 2017

Ford M. Scudder
State Treasurer

Certificate Number : 4030696437
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCertJSP/Verify_Cert.jsp